Exhibit 12.2

LEPERCQ CORPORATE INCOME FUND L.P.
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings	2016	2015	2014	2013	2012
Income (loss) before provision for income taxes, equity in earnings (losses) of non-consolidated entities and discontinued operations	$(4,173)	$42,205	$40,689	$9,321	$12,265
Interest expense	26,039	27,824	26,990	12,488	13,468
Amortization expense - debt cost	1,274	1,445	1,277	623	586
Cash received from joint ventures	324	150	15	—	—
Total	$23,464	$71,624	$68,971	$22,432	$26,319

Fixed charges:
Interest expense	$26,039	$27,824	$26,990	$12,488	$13,468
Amortization expense - debt cost	1,274	1,445	1,277	623	586
Capitalized interest expense	954	152	60	46	49
Total	$28,267	$29,421	$28,327	$13,157	$14,103

Ratio	N/A	2.43	2.43	1.70	1.87

N/A - Ratio is less than 1.0, deficit of $4,803 exists at December 31, 2016.